Exhibit 12.1

Schedule of Ratio of Earnings to Fixed Charges

	Six Months
	Ended June 30,	Year Ended December 31,
In thousands	2008	2007	2006	2005	2004	2003
Net loss before taxes	$40,344	$63,495	$57,270	$68,863	$45,934	$27,878
Add : fixed charges	$465	$960	$926	$682	$265	$193
Loss as adjusted	$39,879	$62,535	$56,344	$68,181	$45,669	$27,685
Fixed charges	$465	$960	$926	$682	$265	$193
Deficiency of earnings to cover fixed charges	$40,344	$63,495	$57,270	$68,863	$45,934	$27,878